Exhibit (c) (3)

Project Carbon SELECTED OBSERVATIONS MARCH 31, 2021 | CONFIDENTIAL

CONFIDENTIAL Steel Connect: Trading History (Last 3 Years) 1. Per Capital IQ, as of 3/30/21 close . FY refers to Fiscal Year; Q refers to Quarter. Sources: Capital IQ and public filings. Event a Date Comment 11/19/20 Steel Connect announced that Steel Partners made a non - binding expression of interest to acquire the remaining interest that it did not already own in Steel Connect on November 19, 2020. Under the proposed transaction, each share of Steel Connect’s common stock will be exchanged for a per share consideration consisting of cash and units of Steel Partners Holdings L.P.’s publicly traded 6% Series A Preferred Units, imp lyi ng a $0.65 - $0.72 per share value range of the Steel Connect’s common stock. Various Announcement of Steel Connect’s recent quarterly or annual financial results 0.00 5.00 10.00 15.00 20.00 25.00 30.00 $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 3/30/18 6/30/18 9/30/18 12/31/18 3/31/19 6/30/19 9/30/19 12/31/19 3/31/20 6/30/20 9/30/20 12/31/20 Steel Connect Daily Trading Volume Steel Connect Stock Price Closing Stock Price ($) Daily Volume (millions) Selected Key Events 1 - Year 3 - Year Average Daily Trading Volume 1 0.42mm 0.16mm High Closing Stock Price 1 $2.67 $2.67 Low Closing Stock Price 1 $0.46 $0.46 Q2 FY 2021 (1/31/21) Q1 FY 2021 (10/31/20) Q4 and FY 2020 (7/31/20) Q3 FY 2020 (4/30/20) 2

CONFIDENTIAL Steel Connect: Relative Stock Performance (Last 1 Year) 1. Since 11/19/20, the date in which Steel Partners made a non - binding expression of interest to acquire the remaining interest tha t it did not already own in Steel Connect. Sources : Capital IQ as of 3/30/21. Steel Connect vs . S&P 500 Index Indexed Prices -50% -25% 0% 25% 50% 75% 100% 125% 150% 175% 200% 225% 250% 275% Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 Oct-20 Nov-20 Dec-20 Jan-21 Feb-21 Steel Connect S&P 500 Index Steel Partners makes non - binding expression of interest to acquire the remaining interest it did not already own in Steel Connect on 11 / 19 / 20 Relative Stock Performance as of 3/30/21 Since Proposal [1] 1-Year Steel Connect 179.4% 139.8% S&P 500 Index 10.5% 50.7% 3

CONFIDENTIAL Steel Connect: Trading History (Last 2 Months) 1. Per Capital IQ, as of 3/30/21 close. 2. VWAP based on cumulative trading activity over designated number of trading days (based on intraday trading) per Bloomberg as of 3/30/21. VWAP refers to Volume Weighted Average Price. Sources: Capital IQ , Bloomberg and public filings. Current Stock Price: $1.97 1 1 - Day 5 - Day 10 - Day 20 - Day 1 - Month 2 - Month $1.98 $1.93 $1.88 $1.82 $1.82 $1.90 (dollars per share) Historical VWAPs 2 Daily trading value of ~ $ 1 . 7 mm on 3 / 29 / 21 2 - Month Average Daily Trading Volume 1 0.36 mm 2 - Month High Closing Stock Price 1 $2.09 2 - Month Low Closing Stock Price 1 $1.68 0.00 0.25 0.50 0.75 1.00 1.25 1.50 1.75 2.00 2.25 2.50 $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 1/29/21 2/5/21 2/12/21 2/22/21 3/1/21 3/8/21 3/15/21 3/22/21 3/29/21 Daily Volume (millions) Closing Stock Price ($) Steel Connect Daily Trading Volume Steel Connect Stock Price Current Steel Connect Stock Price [1] 4

CONFIDENTIAL Steel Connect: Selected Historical Trading Activity 1. Since 11/19/20, the date in which Steel Partners made a non - binding expression of interest to acquire the remaining interest tha t it did not already own in Steel Connect. 2. Based on VWAP over specified period (last two months or one month ). VWAP refers to Volume - Weighted Average Price. Source : Bloomberg as of 3/30/21. Total VWAP Volume: 5.6 million VWAP 2 : $1.82 Since Proposal 1 Last Three Months Last Two Months Last One Month Total VWAP Volume: 62.6 million VWAP 2 : $2.02 Total VWAP Volume: 57.0 million VWAP 2 : $2.13 Total VWAP Volume: 14.2 million VWAP 2 : $1.90 5.5% 13.4% 28.0% 37.0% 16.2% $1.60- $1.70 $1.70- $1.80 $1.80- $1.90 $1.90- $2.00 $2.00- $2.13 14.1% 27.0% 38.5% 20.5% 0.0% $1.60- $1.70 $1.70- $1.80 $1.80- $1.90 $1.90- $2.00 $2.00- $2.13 6.2% 7.8% 2.1% 2.6% 0.0% 4.3% 17.1% 5.5% 5.3% 49.2% $0.60- $0.80 $0.80- $1.00 $1.00- $1.20 $1.20- $1.40 $1.40- $1.60 $1.60- $1.80 $1.80- $2.00 $2.00- $2.20 $2.20- $2.40 $2.40- $2.50 3.1% 2.3% 2.3% 2.8% 0.0% 4.7% 18.8% 6.1% 5.8% 54.0% $0.60- $0.80 $0.80- $1.00 $1.00- $1.20 $1.20- $1.40 $1.40- $1.60 $1.60- $1.80 $1.80- $2.00 $2.00- $2.20 $2.20- $2.40 $2.40- $2.50 5

CONFIDENTIAL Selected Historical and Projected Financial Information * Per Company management, projected figures for IWCO exclude the impact of 606 adjustments and sales and use tax accruals; as su ch, the projected figures for IWCO are presented on a slightly different basis than the historical financials, which are based on the figures reported in the Company’s public filings. 1. Historical Adjusted EBITDA based on figures reported in the Company’s public filings. A refers to Actual; Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation and Amortization, adjusted for ce rta in non - recurring items; E refers to Estimated; FY refers to Fiscal Year; Q refers to Quarter. Source : P ublic filings, Company management. Gross Profit By Quarter (FY 2019 – FY 2021) 10.0% 14.0% 18.0% 22.0% 26.0% 30.0% $0 $10 $20 $30 $40 $50 Q1 2019A Q2 2019A Q3 2019A Q4 2019A Q1 2020A Q2 2020A Q3 2020A Q4 2020A Q1 2021A Q2 2021A Q3 2021E* Q4 2021E* ModusLink IWCO Consolidated Gross Margin % (dollars in millions) Adjusted EBITDA 1 By Quarter (FY 2019 – FY 2021) ( dollars in millions) 0.0% 3.0% 6.0% 9.0% 12.0% 15.0% 18.0% $0 $5 $10 $15 $20 $25 $30 Q1 2019A Q2 2019A Q3 2019A Q4 2019A Q1 2020A Q2 2020A Q3 2020A Q4 2020A Q1 2021A Q2 2021A Q3 2021E* Q4 2021E* Consolidated Adjusted EBITDA Adjusted EBITDA Margin % 6

Observations from Recent Shareholder Communications

General Process Observations

- "The Special Committee is completing their 11th week of review which likely includes management interviews, business forecasting, company and individual business segment valuation and advanced negotiations with Steel Partners. Investors should expect an update any day"
- "[We] would not support a deal to tender our STCN shares below $4.00 per share in cash"

Observations Related to Cited Value Drivers

	Shareholder Observations	Additional Observations
Overall Business[1]	❑ A discounted valuation to peers EV/EBITDA multiples, FCF yield, and sum-of-the-parts valuation scenarios (*valued at $6.00 – $10.00+ per share*)	❑ $6.00 to $10.00 per share referenced by shareholder (based on current capital structure) implies the following[2]: ✓ ~$700mm – $950mm enterprise value ✓ ~8x – 11x FY 2020 EBITDA of ~$87mm ✓ ~10x – 14x FY 2021E EBITDA of ~$69mm
IWCO & ModusLink "Sum of the Parts"	❑ Upside based on a sum-of-the-parts analysis ✓ ModusLink EV ~$250mm – $400mm ✓ IWCO EV ~$500mm – $700mm	❑ Results of recent ModusLink process ❑ IWCO purchased for TEV of ~$475mm in 2017 ✓ LTM EBITDA of ~$82mm at time of acquisition vs. EBITDA of ~$60mm today
NOL	❑ Partial value for the company's $2.1 billion in NOL tax assets (*valued at $2.00 – $3.00 per share*)	❑ $1.8 billion of NOL's expire by 2023
Litigation	❑ Value for pending shareholder litigation advancing against the company and SPLP for the dilutive convertible preferred issue in December 2017 (*valued at $1.00 per share*)	❑ Related discussions in progress

1. Does not include potential value from NOLs or pending litigation.
2. Does not treat convertible preferred notes on an as-converted basis per shareholder method, despite being in the-money.
CY refers to Calendar Year; EBITDA refers to Earnings Before Interest, Taxes, Depreciation and Amortization; EV refers to Enterprise Value; FCF refers to Free Cash Flow; NOL refers to Net Operating Loss.
Source: Shareholder communications quoted from Seeking Alpha articles dated 3/26/2021 and 2/9/2021. EBITDA figures and NOL information cited in Additional Observations per Company management.

CONFIDENTIAL
HOULIHAN LOKEY | 7

CONFIDENTIAL This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the “materials”), are provided solely for the information of the Special Committee (the “Committee”) of the Board of Directors (the “Board ”) of Steel Connect, Inc . (the “Company”) by Houlihan Lokey in connection with the Committee’s consideration of a potential transaction (the “Transaction”) involving the Company . This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith . Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials . The materials are for discussion purposes only . Houlihan Lokey expressly disclaims any and all liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with the materials . The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and none of the Committee, the Company or Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Committee . The materials are provided on a confidential basis solely for the information of the Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey’s express prior written consent . Notwithstanding any other provision herein, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons without limitation of any kind, the tax treatment and tax structure of any transaction and all materials of any kind (including opinions or other tax analyses, if any) that are provided to the Company relating to such tax treatment and structure . However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws . For this purpose, the tax treatment of a transaction is the purported or claimed U . S . income or franchise tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U . S . income or franchise tax treatment of the transaction . If the Company plans to disclose information pursuant to the first sentence of this paragraph, the Company shall inform those to whom it discloses any such information that they may not rely upon such information for any purpose without Houlihan Lokey’s prior written consent . Houlihan Lokey is not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialist matters . Houlihan Lokey’s role in reviewing any information was limited solely to performing such a review as it deemed necessary to support its own advice and analysis and was not on behalf of the Committee . The materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information available to Houlihan Lokey as of, the date of the materials . Although subsequent developments may affect the contents of the materials, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise or reaffirm the materials, except as may be expressly contemplated by Houlihan Lokey’s engagement letter . The materials are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contain all information that may be required . The materials do not address the underlying business decision of the Company or any other party to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party . The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Board, the Committee, the Company, any security holder of the Company or any other party as to how to vote or act with respect to any matter relating to the Transaction or otherwise or whether to buy or sell any assets or securities of any company . Houlihan Lokey’s only opinion is the opinion, if any, that is actually delivered to the Committee . In preparing the materials Houlihan Lokey has acted as an independent contractor and nothing in the materials is intended to create or shall be construed as creating a fiduciary or other relationship between Houlihan Lokey and any party . The materials may not reflect information known to other professionals in other business areas of Houlihan Lokey and its affiliates . The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaption and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description . Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor . Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques . Accordingly, the analyses contained in the materials must be considered as a whole . Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view . The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Transaction . Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable . Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold . The materials do not constitute a valuation opinion or credit rating . The materials do not address the consideration to be paid or received in, the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise . Furthermore, the materials do not address the fairness of any portion or aspect of the Transaction to any party . In preparing the materials, Houlihan Lokey has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party and has no obligation to evaluate the solvency of the Company or any other party under any law . Disclaimer 8

CONFIDENTIAL All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including estimates of potential cost savings and expenses) reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable . The budgets, projections and estimates ( including, without limitation, estimates of potential cost savings and synergies) contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material . Houlihan Lokey has relied upon representations made by management of the Company and other participants in the Transaction that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based . The scope of the financial analysis contained herein is based on discussions with the Company (including, without limitation, regarding the methodologies to be utilized), and Houlihan Lokey does not make any representation, express or implied, as to the sufficiency or adequacy of such financial analysis or the scope thereof for any particular purpose . Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company and other participants in the Transaction that they are not aware of any facts or circumstances that would make such information inaccurate or misleading . In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or any other participant in the Transaction since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to, discussed with or reviewed by Houlihan Lokey that would be material to its analyses, and that the final forms of any draft documents reviewed by Houlihan Lokey will not differ in any material respect from such draft documents . The materials are not an offer to sell or a solicitation of an indication of interest to purchase any security, option, commodity, future, loan or currency . The materials do not constitute a commitment by Houlihan Lokey or any of its affiliates to underwrite, subscribe for or place any securities, to extend or arrange credit, or to provide any other services . In the ordinary course of business, certain of Houlihan Lokey’s affiliates and employees, as well as investment funds in which they may have financial interests or with which they may co - invest, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, any Transaction counterparty, any other Transaction participant, any other financially interested party with respect to any transaction, other entities or parties that are mentioned in the materials, or any of the foregoing entities’ or parties’ respective affiliates, subsidiaries, investment funds, portfolio companies and representatives (collectively, the “Interested Parties”), or any currency or commodity that may be involved in the Transaction . Houlihan Lokey provides mergers and acquisitions, restructuring and other advisory and consulting services to clients, which may have in the past included, or may currently or in the future include, one or more Interested Parties, for which services Houlihan Lokey has received, and may receive, compensation . Although Houlihan Lokey in the course of such activities and relationships or otherwise may have acquired, or may in the future acquire, information about one or more Interested Parties or the Transaction, or that otherwise may be of interest to the Board, the Committee, or the Company, Houlihan Lokey shall have no obligation to, and may not be contractually permitted to, disclose such information, or the fact that Houlihan Lokey is in possession of such information, to the Board, the Committee, or the Company or to use such information on behalf of the Board, the Committee, or the Company . Houlihan Lokey’s personnel may make statements or provide advice that is contrary to information contained in the materials . Disclaimer (cont.) 9

CONFIDENTIAL 10 CORPORATE FINANCE FINANCIAL RESTRUCTURING FINANCI AL AND VALUATION ADVISORY HL .com